UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report: May 4, 2006

_____

EOG RESOURCES, INC.
(Exact name of registrant as specified in its charter)

Delaware	**1-9743**	**47-0684736**
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

333 Clay	
Suite 4200	**77002**
Houston, Texas	(Zip code)
(Address of principal executive offices)	

713-651-7000
(Registrant's telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions.

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act
　　(17 CFR 240.14d-2(b))
[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act
　　(17 CFR 240.13e-4(c))

EOG RESOURCES, INC.

Item 7.01 Regulation FD Disclosure.

I.   Second Quarter and Full Year 2006 Forecast and Benchmark Commodity Pricing

(a) Second Quarter and Full Year 2006 Forecast

   The forecast items for the second quarter and full year 2006 set forth below for EOG Resources, Inc. (EOG) are based on current available information and expectations as of the date of this document. This forecast replaces and supersedes any previously issued guidance or forecast.

   Estimates are provided in the attached table, which is incorporated by reference herein.

(b) Benchmark Commodity Pricing

   EOG bases United States and Canada natural gas price differentials upon the natural gas price at Henry Hub, Louisiana using the average of the NYMEX settlement prices for the last three trading days for the subject (prompt) month.

   EOG bases United States, Canada and Trinidad crude oil and condensate price differentials upon the West Texas Intermediate crude oil price at Cushing, Oklahoma using the simple average of the NYMEX settlement prices for the prompt month for each trading day within the subject calendar month.

II. *Forward-Looking Statements*

This document includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. All statements other than statements of historical facts, including, among others, statements regarding EOG's future financial position, business strategy, budgets, reserve information, projected levels of production, projected costs and plans and objectives of management for future operations, are forward-looking statements. EOG typically uses words such as "expect," "anticipate," "estimate," "strategy," "intend," "plan," "target" and "believe" or the negative of those terms or other variations of them or by comparable terminology to identify its forward-looking statements. In particular, statements, express or implied, concerning future operating results, the ability to replace or increase reserves or to increase production, or the ability to generate income or cash flows are forward-looking statements. Forward-looking statements are not guarantees of performance. Although EOG believes its expectations reflected in forward-looking statements are based on reasonable assumptions, no assurance can be given that these expectations will be achieved. Important factors that could cause actual results to differ materially from the expectations reflected in the forward-looking statements include, among others: the timing and extent of changes in commodity prices for crude oil, natural gas and related products, foreign currency exchange rates and interest rates; the timing and impact of liquefied natural gas imports and changes in demand or prices for ammonia or methanol; the extent and effect of any hedging activities engaged in by EOG; the extent of EOG's success in discovering, developing, marketing and producing reserves and in acquiring oil and gas properties; the accuracy of reserve estimates, which by their nature involve the exercise of professional judgment and may therefore be imprecise; the availability and cost of drilling rigs, experienced drilling crews, materials and equipment used in well completions, and tubular steel; the availability, terms and timing of governmental and other permits and rights of way; the availability of pipeline transportation capacity; the extent to which EOG can economically develop its Barnett Shale acreage outside of Johnson County, Texas; whether EOG is successful in its efforts to more densely develop its acreage in the Barnett Shale and other production areas; political developments around the world; acts of war and terrorism and responses to these acts; weather; and financial market conditions. In light of these risks, uncertainties and assumptions, the events anticipated by EOG's forward-looking statements might not occur. Forward-looking statements speak only as of the date made and EOG undertakes no obligation to update or revise its forward-looking statements, whether as a result of new information, future events or otherwise.

Definitions

$/Bbl	US Dollars per barrel
$/Mcf	US Dollars per thousand cubic feet
$/Mcfe	US Dollars per thousand cubic feet equivalent
$MM	US Dollars in millions
MBbld	Thousand barrels per day
MMcfd	Million cubic feet per day
MMcfed	Million cubic feet equivalent per day
NYMEX	New York Mercantile Exchange
WTI	West Texas Intermediate

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

EOG RESOURCES, INC.
(Registrant)

Date: May 4, 2006   By: /s/ TIMOTHY K. DRIGGERS
                                            Timothy K. Driggers
                                            Vice President and Chief Accounting Officer
                                            (Principal Accounting Officer)

Estimated Ranges
(See text for additional information)

	2Q 2006			Full Year 2006		
Daily Production						
Natural Gas (MMcfd)						
United States	740	-	780	820	-	860
Canada	215	-	235	225	-	255
Trinidad	235	-	260	230	-	270
United Kingdom	24	-	28	28	-	34
Total	1,214	-	1,303	1,303	-	1,419
Crude Oil and Condensate (MBbld)						
United States	20.0	-	21.1	20.5	-	22.5
Canada	2.2	-	2.7	2.3	-	2.7
Trinidad	4.0	-	5.0	4.5	-	5.0
Total	26.2	-	28.8	27.3	-	30.2
Natural Gas Liquids (MBbld)						
United States	7.0	-	7.5	7.0	-	7.5
Canada	0.5	-	1.0	0.5	-	1.0
Total	7.5	-	8.5	7.5	-	8.5
Natural Gas Equivalent Volumes (MMcfed)						
United States	902	-	952	985	-	1,040
Canada	231	-	257	242	-	277
Trinidad	259	-	290	257	-	300
United Kingdom	24	-	28	28	-	34
Total	1,416	-	1,527	1,512	-	1,651
Operating Costs						
Unit Costs ($/Mcfe)						
Lease and Well	$ 0.62	-	$ 0.66	$ 0.60	-	$ 0.64
Transportation Costs	$ 0.20	-	$ 0.22	$ 0.20	-	$ 0.22
Depreciation, Depletion and Amortization	$ 1.31	-	$ 1.36	$ 1.31	-	$ 1.36
Expenses ($MM)						
Exploration, Dry Hole and Impairment	$ 70.0	-	$ 85.0	$ 270.0	-	$ 320.0
General and Administrative	$ 35.0	-	$ 40.0	$ 145.0	-	$ 155.0
Capitalized Interest	$ 4.0	-	$ 4.8	$ 16.0	-	$ 22.0
Net Interest	$ 9.0	-	$ 13.0	$ 35.0	-	$ 50.0
Taxes Other Than Income (% of Revenue)	6.0%	-	7.5%	6.0%	-	7.0%
Income Taxes						
Effective Rate				33%	-	37%
Deferred Ratio				40%	-	60%
Preferred Dividends ($MM)	$ 1.7	-	$ 2.0	$ 7.0	-	$ 9.0
Capital Expenditures, excluding Acquisitions ($MM) - FY 2006				$ 2,500	-	$ 2,600
Pricing - Refer to *I.(b) Benchmark Commodity Pricing* in text						
Natural Gas ($/Mcf)						
Differentials (include the effect of physical contracts)						
United States - below NYMEX Henry Hub	$ 0.25	-	$ 0.75	$ 0.50	-	$ 1.00
Canada - below NYMEX Henry Hub	$ 1.00	-	$ 2.00	$ 1.25	-	$ 2.00
Realizations						
Trinidad	$ 1.75	-	$ 2.50	$ 1.85	-	$ 2.75
United Kingdom	$ 7.00	-	$ 8.25	$ 8.00	-	$ 12.00
Crude Oil and Condensate ($/Bbl)						
Differentials						
United States - below WTI	$ 2.25	-	$ 3.25	$ 1.50	-	$ 3.50
Canada - below WTI	$ 5.00	-	$ 10.00	$ 5.00	-	$ 10.00
Trinidad - below WTI	$ 5.00	-	$ 7.00	$ 4.00	-	$ 6.00